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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                               STB Systems, Inc.
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                                (Name of Issuer)


                                     Common
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                         (Title of Class of Securities)


                                    78474110
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                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement___. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).



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*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13G
CUSIP No. 78474110
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Mitchell Hutchins Asset Management Inc.
      13-2895752
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2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
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3     SEC Use Only

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4     Citizenship or Place of Organization

      Delaware
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                  5     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        6     Shared Voting Power
    Each
  Reporting             151,500
   Person               --------------------------------------------------------
    With          7     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  8     Shared Dispositive Power

                        151,500
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9     Aggregate Amount Beneficially Owned by Each Reporting Person

      151,500 (Not to be construed as an admission of beneficial ownership)
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10    Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares* |_|


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11    Percent of Class Represented By Amount in Row (9)

      3.36%
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12    Type of Reporting Person*

      CO, BD, IA
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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Item  1.

         (a) Name of Issuer:                      STB Systems, Inc.

         (b) Address of Issuer's Principal        1651 North Glenville Drive,
             Executive Offices:                   Suite 210
                                                  Richardson, TX  75081


Item  2.

    (a) Name of Person Filing:                    Mitchell Hutchins Asset
                                                  Management Inc.

    (b) Address of Principal Business Office:     1285 Avenue of the Americas
                                                  New York, NY 10019

    (c)   Citizenship:                            Delaware

    (d)   Title of Class Securities:              Common

    (e)   CUSIP Number:                           78474110

Item 3. If this statement is filed pursuant to Rule 13d- I (b), or 13d-2(b), check whether person filing is a:

    (a)  (X)  Broker or Dealer registered under Section 15 of the Act

    (b)  (  ) Bank as defined in Section 3(a)(6)of the Act

    (c)  (  ) Insurance Company as defined in Section 3(a)(I 9) of the Act

    (d) ( ) Investment Company registered under Section 8 of the Investment Company Act

    (e) (X) Investment Adviser Registered under Section 203 of the Investment Advisers Act of 1940

    (f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; See ss.240.13d-1(b)(1)(ii)(F)

    (g) ( ) Parent Holding Company, in accordance with ss.240.13d-1(b)(ii)(G)

    (h)  (  ) Group, in accordance with ss.240.13d-l(b)(1)(ii)(H)

Item  4.  Ownership:

     Mitchell Hutchins Asset Management Inc. ("MHAM") disclaims direct beneficial ownership of the securities of STB Systems, Inc. reported herein, and the filing of this Schedule 13G shall not be construed as an admission that MHAM is the beneficial owner of any STB Systems, Inc. securities.

     (a) Amount Beneficially Owned:   See line item (9) of the cover page.

     (b) Percent of Class:            See line item (I 1) of the cover page.


                                Page 3 of 4 pages
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     (c)  Number of Shares as to which such person has.

          (i)  Sole power to vote or to direct the vote:
                    See line item (5) of the cover page.

          (ii) Shared power to vote or to direct the vote:
                    See line item (6) of the cover page.

          (iii) Sole power to dispose or to direct the disposition of:
                    See line item (7) of the cover page.

          (iv) Shared power to dispose or to direct the disposition of:
                    See line item (8) of the cover page.

Item 5. Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following (X).

Item 6. Ownership of More than Five Percent on Behalf of Another:

     Various persons have the right to receive, or the power to direct the receipt of, dividends or proceeds from the sale of securities reported herein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being- Reported on by the Parent Holding Company:

     N/A

Item 8. Identification and Classification of Members of the Group:

     N/A

Item 9. Notice of Dissolution of Group:

     N/A

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    March 18, 1997             By: /s/  Michael Katz
                                        --------------------------------
                                        Michael Katz
                                        Chief Financial Officer & Senior
                                        Vice President


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